UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                                 PSINet Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)



                                 74437C101
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 pages

CUSIP No. 74437C101                             Page 2 of 5 pages
------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William L. Schrader
------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                             (a)  / /
                                             (b)  / /
------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------------------------------------------------------
                          (5)      SOLE VOTING POWER
                                   5,649,240 (See Item 4)
                          ----------------------------------------
NUMBER OF SHARES          (6)      SHARED VOTING POWER
BENEFICIALLY OWNED BY                 Not Applicable
EACH REPORTING PERSON     ----------------------------------------
WITH                      (7)      SOLE DISPOSITIVE POWER
                                   5,649,240 (See Item 4)
                          ----------------------------------------
                          (8)      SHARED DISPOSITIVE POWER
                                      Not Applicable

------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,649,240 (See Item 4)
------------------------------------------------------------------
(10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (See Instructions)                                 /X/
       (See Item 4)
------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.0% (See Item 4)
------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (See Instructions)

          IN
------------------------------------------------------------------

Item 1(a).     Name of Issuer:
               PSINet Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               510 Huntmar Park Drive
               Herndon, VA  20170

Item 2(a).     Name of Person Filing:
               William L. Schrader

Item 2(b).     Address of principal business office:
               510 Huntmar Park Drive
               Herndon, VA  20170

Item 2(c).     Citizenship:
               United States of America

Item 2(d).     Title of Class of Securities:
               Common Stock, Par Value $0.01 Per Share

Item 2(e).     CUSIP Number:
               74437C101

Item 3.        Not Applicable

                          Page 3 of 5 pages

Item 4.   Ownership.
     (a)  Total Amount Beneficially Owned
          as of December 31, 1996:           5,649,240*

     (b)  Percent of Class:                  14.0%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to
               direct the vote              5,649,240

          (ii) shared power to vote or to
               direct the vote              Not Applicable

          (iii) sole power to dispose or to
                direct the disposition of    5,649,240

          (iv) shared power to dispose or to
               direct the disposition of     Not Applicable

Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable

Item 9.   Notice of Dissolution of Group.
          Not Applicable

Item 10.  Certification.
          Not Applicable

* Includes 296,800 shares issuable upon the exercise of vested options. Does not include 1,203,012 shares beneficially owned by Mr. Schrader's wife, as to which Mr. Schrader disclaims beneficial ownership.

                          Page 4 of 5 pages

                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:  February 10, 1997          /S/ WILLIAM L. SCHRADER
                                   William L. Schrader













                           Page 5 of 5 pages